Announcement

Oxford Glycosciences PLC

Directors' Shareholdings
Non-executive directors' regular saving scheme
Purchases of shares in the Company were made on 1 August on behalf of those non-executive directors who have elected to receive all or part of their fees in the form of shares, as follows:
(a) Mr G K Raab acquired 900 shares at a price of GBP 2.75. This increases Mr Raab's holding to 28,215 ordinary shares, representing approximately 0.05% of the Company's issued share capital;
(b) Dr D L Drakeman acquired 1,369 shares at a price of GBP 2.75. This increases Dr Drakeman's holding to 4,540 ordinary shares, representing approximately 0.008% of the Company's issued share capital; and
(c) Dr J F Hill acquired 1,545 shares at a price of GBP 2.75. This increases Dr Hill's holding to 5,094 ordinary shares, representing approximately 0.009% of the Company's issued share capital.

J E Ilett
Company Secretary
2 August 2002
END